Exhibit 99.1

Scorpio Tankers Inc. Announces an Amendment to its STI Spirit Credit Facility

Monaco—(Marketwire –November 14, 2011) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) – announced that it has amended the Company’s STI Spirit Credit Facility with DVB Bank SE.

The amendment provides in substance that:

●
The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 for the period commencing with the fourth quarter of 2011 through the fourth quarter of 2012, at which time the ratio will increase as follows: 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013, and 2.00 to 1.00 at all times thereafter.  The ratio shall be calculated quarterly on a trailing four quarter basis.

●
Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Credit Facility) shall be no less than $25 million, of which unrestricted cash and cash equivalents shall be no less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

●	The Company is restricted from paying dividends until its EBITDA to interest expense ratio is 2.00 to 1.00 or greater.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers currently owns a fleet of 12 vessels (one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker) with an average age of 5.9 years, time charters-in seven vessels (one LR2 tanker and six Handymax tankers), and has contracted for six newbuilding MRs, which are scheduled to be delivered to the Company between July 2012 and January 2013.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.  Information on the Company’s website does not constitute part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616